Exhibit 99.1

HEBRON TECHNOLOGY CO., LTD.
No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

To the shareholders of Hebron Technology Co., Ltd.	November 27, 2018 Wenzhou, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2017 on December 20, 2018, at 10:00 A.M., Beijing Time (December 19, 2018, at 9:00 P.M., Eastern Time). The meeting will be held at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
HEBRON TECHNOLOGY CO., LTD.

TIME:	10:00 A.M., Beijing Time, on December 20, 2018 (9:00 P.M., Eastern Time, on December 19, 2018)

PLACE:	No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

ITEMS OF BUSINESS:

(1)	The election of two Class II members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;

(3)	The transaction of any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on November 9, 2018.

ANNUAL REPORT:	A copy of our 2017 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 27, 2018.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

What am I voting on?

You will be voting on the following:

(1)	The election of two Class II members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;

(3)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned Class A common shares or Class B Common Shares of the Company as of the close of business on November 9, 2018. Each Class A common share is entitled to one vote, and each Class B common share is entitled to five votes on all matters subject to vote at the annual meeting. As of November 9, 2018, we had 16,269,577 common shares outstanding, of which 8,491,177 were Class A common shares and 7,778,400 were Class B common shares.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By phone, at 1-800-652-VOTE (1-800-652-8683) using any touch-tone telephone to transmit your voting instructions; or

(3)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to 11:59 p.m., Eastern Time, on December 17, 2018, (3) voting again via the telephone prior to 11:59 p.m., Eastern Time, on December 17, 2018, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s common shares as of November 9, 2018.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to xbl@china-xbl.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, telephone or mail. In order for us to conduct our meeting, one-third (1/3) of our outstanding common shares as of November 9, 2018 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director in each Class follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated two Directors for election to be on the Board of Directors for a three-year term expiring in 2021. You are asked to vote for these nominees to serve as Class II members of the Board of Directors. All candidates for the Board have consented to serve if elected.

The terms of the Class I members of the Board of Directors continue until 2020, and the terms of the Class III members of the Board of Directors continue until 2019.

Nominees for election as Class II members of the Board of Directors to serve three-year term expiring in 2021:

Xianpang Hu

Director Nominee

Age — 49
Director since 2016

Mr. Hu was appointed as a member of the Academic Committee of China Academy of Management Science since 2013. Since 2011, Mr. Hu has served as the Director of the Institute of Law of China Academy of Management Science and the Secretary General of Chen Guang Zhong Education Foundation. In addition, he has been a researcher in the Institute of Education Science of China Academy of Management Science since 2010. From 2009, Mr. Hu has also served as a lawyer in Beijing Hanheng Law Firm. Mr. Hu brings his experience as a lawyer who has published more than 20 papers on legal matters in China. In his capacity with the Institute of Law, Mr. Hu has organized and hosted international symposia on criminal law matters. From 2010 to 2014, Mr. Hu was the Vice President of the Zhejiang Chamber of Commerce in Beijing. From October 2010 to March 2011, Mr. Hu was the Deputy Director of the Second Prosecution Office of Shanxi Provincial People’s Procuratorate. Mr. Hu received his doctorate degree from the Central University of Nationalities in 2009 in China. After being a postdoctoral researcher in legal studies area in China University of Political Science and Law from 2009 to 2012, he also obtained a postdoctoral certificate in 2012.

Mr. Hu is nominated to serve another term as a director because of the perspective he brings to legal matters in China and his reputation as a well-respected scholar.

Zuoqiao Sun Zhang

Director Nominee
Age — 63
Director since 2016

Mr. Sun Zhang was a director of our Company from 2013 to September 2015 and was appointed again as a director of the Company in January 15, 2016. He has been a Supervisor of Xibolun Automation since 2012. Since the founding of our Company, Mr. Sun Zhang has been our largest shareholder. Mr. Sun Zhang has been involved in business since 1985 when he established the first electrical appliance switch factory in Wenzhou, which employed more than 50 people. From 1996 to 2003, he was a factory manager of Si Jia Tong Yong Biological and Chemical Dairy Products in Wenzhou. From 2004 to 2012 he expanded our business geological coverage to Wuhan City, Hubei Province and Northern China for our company. For over 30 years in business, Mr. Sun Zhang has become an expert in the valve manufacturing sector for pharmaceutical and medical companies. In addition to his activities with our company, Mr. Sun Zhang also invests privately. Mr. Sun Zhang graduated from Wenzhou Adult Vocational High School in 2011.

Mr. Sun is nominated to serve another term as a director because of his experience in the valve manufacturing business.

Class I members of the Board of Directors whose terms continue to 2020:

Hua Zhang

Independent Director
Age — 52
Director since 2016

Mr. Zhang has been the General Manager of Hangzhou Topchoice Medical Investment Management Co., Ltd. since 2009. He has also been a Manager of Hangzhou Fenghao Technology Co., Ltd. since 2003. From 2001 through 2009, Mr. Zhang was the Chief Executive Officer of Zhejiang Topchoice Investment Technology Co., Ltd. In these roles, Mr. Zhang has leveraged his expertise in the financial investment and medical equipment industries. From 1987 to 2001, Mr. Zhang was an associate professor and dean at Zhejiang Physical Education Technology Institute. Mr. Zhang obtained his bachelor degree in Education from Zhejiang University in 1987. Mr. Zhang was chosen to serve as a director because of his expertise in finance and medical equipment industry.

Lingmin Sun
Director
Age — 35

Director since 2017

Mr. Lingmin Sun has served as our Marketing Director since March 2017. In this role, he is responsible for all aspects of sales and marketing of our products and product-related services. Mr. Sun has managed sales and marketing services related to pharmaceutical fluid equipment and engineering for more than 10 years and accumulated a wealth of customer resources and management experience. From March 2014 to February 2017, he was the Director of Marketing for Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. Mr. Sun was chosen to serve as a director because of his business and management skills and experience in our industry and business.

Class III member of the Board of Directors whose term continues to 2019:

Anyuan Sun
Chief Executive Officer and Director
Age — 40
Director since 2015

Mr. Sun is our founder and Chief Executive Officer. He has served as the Chairman of the Board of Directors of our Company since September 2015. Previously he had served as a director from May 2012 to August 2013. He has also served as a director of Xibolun Equipment since January 2016, as a Supervisor of Zhejiang Xibolun since 2014 and a director of HK Xibolun since 2012. Mr. Sun is a valve engineer who co-founded our subsidiary, Xibolun Equipment, in 2005. For more than ten years, Mr. Sun has also served as the Chief Engineer and President of our Company. Mr. Sun completed his continuing education in Zhejiang University in 2011 and received a Master of Business Administration from City University of Macau in 2014. Mr. Sun was chosen to serve as a director because, as our founder, he has significant experience in leading and advising our Company and has more than ten years of experience in our industry.

Xuesong Liu

Independent Director

Age — 44

Director since 2016

Since 2015, Dr. Liu has been the General Manager and Chairman of the Board of Luoyang Zeda Huikang Pharmaceutical Technology Co., Ltd., and the Chairman of the Board of both Hangzhou Zeda Health Technology Co., Ltd. and Hangzhou Huikang Health Care Product Co., Ltd. Started from 2011, he has been the deputy director of the Institute of Modern Traditional Chinese Medicine of Zhejiang University, a doctoral supervisor in College of Pharmaceutical Science of Zhejiang University, General Manager and Chairman of the Board of Suzhou Zeda XingBang Pharmaceutical Technology Co., Ltd., Chairman of the Board of Suzhou Zheyuan Automation Engineering Technology Co., Ltd. and Supervisor of Hangzhou Enneng Technology Co., Ltd. From 2010, Dr. Liu started to be a director in Hangzhou Tianchang Railway Equipment Technology Co., Ltd. and a professor in College of Pharmaceutical Science of Zhejiang University. Since 2009, Dr. Liu has been the Chairman of the Board of Wenzhou Zhekang Pharmaceutical Equipment Technology Co., Ltd. He is also the director of the Chinese Medicine Pharmaceutical Engineering Research Laboratory in Zhejiang University since 2006. At Zhejiang University, his work focuses on process analytical technology, advanced manufacturing technology and quality control technology for pharmaceutical production. Over the past five years, he has undertaken approximately twenty-five scientific research projects in his fields of expertise, including ten projects at a national or province level, including projects for China’s National Natural Science Foundation and National Development and Reform Commission. Dr. Liu received a doctorate degree majored in Pharmaceutical Analysis in 2005, a master’s degree majored in Industry Automation in 1998, and a bachelor’s degree majored in Industry Electric Automation in 1995, all from Zhejiang University. We have selected Dr. Liu as a director because of his expertise in our industry.

Haiying Xiang

Independent Director

Age — 35

Director since 2016

Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We have chosen Ms. Xiang as a director because of her experience with financial matters and experience with public company compliance matters. We appointed Ms. Xiang as our audit committee financial expert.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Anyuan Sun serves as the Chairman of the Board of Directors. In addition, she has served as our Chief Executive Officer since January 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
CLASS II NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The Audit Committee of the Board of Directors has appointed Friedman LLP to serve as the Company’s fiscal year 2018 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Friedman LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Friedman LLP served as the Company’s independent registered public accountant for the year ended December 31, 2017 and 2016.

What services does Friedman LLP provide?

Audit services provided by Friedman LLP for fiscal 2018 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of Friedman LLP be present at the meeting?

One or more representatives of Friedman LLP will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Friedman LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
Friedman LLP AS THE COMPANY’S FISCAL 2018 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if reelected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Our Chairman of the Board of Directors and CEO, Anyuan Sun, is the son of our director, Zuoqiao Sun Zhang, and the brother of our director, Lingmin Sun. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Historically, we have not compensated our non-employee directors for their service. Starting in fiscal year 2017, non-employee directors have been entitled to receive an annual cash retainer of $10,000 for serving as directors. In addition, non-employee directors are entitled to receive reimbursement for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities in the future. For the fiscal year ended December 31, 2016, our non-employee directors did not receive any compensation for their services.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://www.xibolun.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Hebron Technology Co., Ltd.
No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District

Wenzhou City, Zhejiang Province
People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://www.xibolun.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2017?

Our Board held two meetings and acted two times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2017. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2017. The Compensation Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2017. The Nominating Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2017. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2017. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2017, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2017, their principal functions and the number of meetings held during the year ended December 31, 2017 are shown below.

Compensation Committee

The members of the Compensation Committee were:

Xianpang Hu, Chairman

Xuesong Liu

Hua Zhang

The Compensation Committee held two meetings during the year ended December 31, 2017. The Compensation Committee’s charter is available on the Company’s website at http://www.xibolun.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;

•	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

•	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

The Audit Committee held two meetings during the year ended December 31, 2017. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Xiang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

•	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within the Company;

•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Xuesong Liu, Chairman

Hua Zhang

Xianpang Hu

The Nominating Committee held two meetings during the fiscal year ended December 31, 2017. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

•	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer and Chairman of the Board of Directors, Mr. Anyuan Sun, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Steve Fu

Chief Financial Officer and Director

Age — 45

Mr. Fu has served as our CFO since January 2014. From 2009 through 2013, Mr. Fu was the Director of Asia Pacific, International Alliance Associates, with chief financial officer responsibilities. He has 20 years of investment and financing experience in Asia, along with restructuring work experience. Mr. Fu is proficient in managing various aspects of the investment market across various industries. He has extensive experience in both the private equity market and the stock market. Mr. Fu earned his bachelor’s degree of Accountancy from Nanyang Technological University, Singapore, in 1996. Mr. Fu is a Fellow Chartered Accountant of Singapore.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of RMB16,667 per month. We entered into a new employment agreement with Mr. Sun effective as of January 1, 2015 and running through December 31, 2016, with the salary of RMB16,667 per month. We entered into a new employment agreement with Mr. Sun, which provided an annual salary of $60,000 for the period from January 1, 2017 to December 31, 2018. We also entered into an engagement letter between Hebron Technology and Mr. Sun on September 9, 2015 which indicated that Mr. Sun would serve as the Chief Executive Officer of Hebron Technology from January 1, 2015 to December 31, 2016 with no separate compensation in addition to the salary in the employment agreement mentioned above.

Steven Fu

We entered an employment agreement with our Chief Financial Officer, Mr. Steven Fu, on January 1, 2014 that was valid through December 31, 2014 at an annual salary of $100,000. On January 1, 2015, we entered an employment agreement with Mr. Fu effective as of January 1, 2015 which runs through December 31, 2015 at an annual salary of $100,000. On December 12, 2015, we entered an employment agreement with Mr. Fu effective as of January 1, 2016 which runs through December 31, 2016 at an annual salary of $100,000. We entered into a new employment agreement with Mr. Fu, which provided an annual salary of $45,000 for the period from January 1, 2017 to December 31, 2018.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2017 to Anyuan Sun, our principal executive officer, and Steve Fu, our principal financial officer. No other officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Salary	Bonus	Option Awards	All Other Compensation	Total
Anyuan Sun Principal Executive Officer	$60,000	-	-	-	$60,000
Steve Fu Chief Financial Officer	$45,000	-	-	-	$45,000

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2017?

The members of the Audit Committee as of December 31, 2017 were Haiying Xiang, Chairwoman, Xuesong Liu and Xianpang Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Ms. Xiang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.xibolun.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2017, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2017?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the Company’s management; and

•	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the 2017 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman about their independence. The Audit Committee has concluded that Friedman are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2017?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2017.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2017?

The Audit Committee has reviewed and discussed the fees paid to Friedman during 2017 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2017 and 2016, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $175,000 and $145,000, respectively.

Audit Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2017 and 2016.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2017 and 2016.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2017 and 2016.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of November 9, 2018 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

•	Each of our current directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 16,269,577 common shares outstanding as of November 9, 2018, of which 8,491,177 were Class A common shares and 7,778,400 were Class B common shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 9, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. As of November 9, 2018, we had 107 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	7,778,400	47.8%	82.1%
Xiaoliang Xue, Chief Technical Officer	0	0%	0%
Steven Fu, Chief Financial Officer	0	0%	0%
Xiao Jin, Financial Controller	0	0%	0%
Zuoqiao Sun Zhang, Director(4)	0	0%	0%
Lingmin Sun, Director	0	0%	0%
Xuesong Liu, Director	0	0%	0%
Hua Zhang, Director	0	0%	0%
Haiying Xiang, Director	0	0%	0%
Xianpang Hu, Director	0	0%	0%
All directors and executive officers as a group (10 persons)	7,778,400	47.8%	82.1%
5% Beneficial Owners:
Wise Metro Development Co., Ltd.(5)	1,800,000	11.1%	19.0%
Yung Kong Chin(6)	1,200,000	7.4%	2.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares. All shares represent only common shares held by shareholders as no options are issued or outstanding.

(2)	Class A common shares have one vote per share. Class B common shares have five votes per share.

(3)	Includes the sole power to direct the voting and disposition of (a) the 1,800,000 Class B common shares held by Wise Metro Development Co., Ltd., (b) the 5,978,400 Class B common shares held by Mr. Zuoqiao Sun Zhang. Due to his ownership of a majority of all outstanding common shares and the fact that his shares are the only outstanding Class B common shares (which have five votes per share rather than one vote like Class A common shares), Mr. Anyuan Sun effectively controls our Company.

(4)	Mr. Zuoqiao Sun Zhang, father of Mr. Anyuan Sun, is nominally holding 5,978,400 Class B common shares of the Company for Mr. Anyuan Sun. Mr. Zuoqiao Sun Zhang does not, directly or indirectly, exercise or share voting or investment power of any shares held by him and disclaims beneficial ownership of such shares.

(5)	Wise Metro Development Co., Ltd., holding 1,800,000 Class B common shares of the Company, is solely owned by Mr. Anyuan Sun, who has the sole power to direct the voting and disposition of such shares.

(6)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2017 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China, by calling +86 (577)-86895678 or via the Internet at http://www.xibolun.com.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than January 1, 2019. All written proposals should be submitted to: Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at https://www.xibolun.com under Investor Relations.

HEBRON TECHNOLOGY CO., LTD.

Annual Meeting of Shareholders

December 20, 2018

10:00 AM, Beijing Time

(9:00 PM, Eastern Time, on December 19, 2018)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HEBRON TECHNOLOGY CO., LTD.

The undersigned shareholder(s) of Hebron Technology Co., Ltd. (the “Company”), hereby appoint(s) Anyuan Sun, Steve Fu or                         as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on December 20, 2018, at 10:00 AM, Beijing Time (December 19, 2018, at 9:00 PM, Eastern Time), at our executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2 AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

HEBRON TECHNOLOGY CO., LTD.

VOTE BY INTERNET

www.islandstocktransfer.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM, Eastern Time, on December 17, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. □

Email Address: ________________________________________

VOTE BY PHONE

Call toll free at 1-800-652-VOTE (1-800-652-8683) within the U.S., U.S. territories & Canada on a touch-tone telephone. Follow the instructions provided by the recorded message.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Island Stock Transfer, 15500 Roosevelt Blvd., Suite 301, Clearwater FL 33760.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 3.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as Class II Directors.
	Xianpang Hu	☐	☐	☐
	Zuoqiao Sun Zhang	☐	☐	☐

2.	Ordinary Resolution THAT Friedman, LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐

3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)